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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                        OCTEL COMMUNICATIONS CORPORATION
                           (NAME OF SUBJECT COMPANY)

                             MEMO ACQUISITION CORP.
                            LUCENT TECHNOLOGIES INC.
                                   (BIDDERS)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                       (INCLUDING THE ASSOCIATED RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                   675724108
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                             PAMELA F. CRAVEN, ESQ.
                             MEMO ACQUISITION CORP.
                          C/O LUCENT TECHNOLOGIES INC.
                              600 MOUNTAIN AVENUE
                         MURRAY HILL, NEW JERSEY 07974
                                 (908) 582-8500
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES AND
                      COMMUNICATIONS ON BEHALF OF BIDDERS)

                                   COPIES TO:
                            ROBERT A. KINDLER, ESQ.
                            CRAVATH, SWAINE & MOORE
                                WORLDWIDE PLAZA
                               825 EIGHTH AVENUE
                            NEW YORK, NEW YORK 10019
                                 (212) 474-1000

                           CALCULATION OF FILING FEE

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                       TRANSACTION VALUATION*                         AMOUNT OF FILING FEE
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
$1,755,781,224......................................................         $351,157
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*  For purposes of calculating amount of filing fee only. The amount assumes the purchase of 56,638,104 shares of Common Stock, par value $.001 per share, together with the associated preferred share purchase rights (collectively, the "Shares"), at a price per Share of $31 in cash. Such number of shares represents all the Shares outstanding as of July 15, 1997, plus the number of
   Shares issuable upon the exercise of outstanding options or other rights to acquire Shares that have or will have vested prior to December 31, 1997.
[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
    and identify the filing with which the offsetting fee was previously paid.
    Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: None        Filing Party: N/A
     Form or Registration No.: N/A       Date Filed: N/A
                                                              Page 1 of 5 pages.
                                                        Exhibit Index on page 5.
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ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Octel Communications Corporation, a Delaware corporation (the "Company"), which has its principal executive offices at 1001 Murphy Ranch Road, Milpitas, California, 95035-7912.

     (b) This Schedule 14D-1 relates to the offer by Memo Acquisition Corp. (the "Purchaser"), to purchase all outstanding Shares at a price of $31 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. Information concerning the number of outstanding Shares is set forth in "Introduction" of the Offer to Purchase and is incorporated herein by reference.

     (c) Information concerning the principal market in which the Shares are traded and the high and low sales prices of Shares for each quarterly period during the past two years is set forth in Section 6 ("Price Range of the Shares; Dividends on the Shares") of the Offer to Purchase and is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d) and (g) This Schedule 14D-1 is being filed by the Purchaser, a Delaware corporation, and Lucent Technologies Inc., a Delaware corporation ("Parent"). The Purchaser is a wholly owned subsidiary of Parent. Information concerning the principal business and the address of the principal offices of the Purchaser and Parent is set forth in Section 9 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase and is incorporated herein by reference. The names, business addresses, present principal occupations or employment, material occupations, positions, offices or employments during the last five years and citizenship of the directors and executive officers of the Purchaser and Parent are set forth in Schedule I to the Offer to Purchase and are incorporated herein by reference.

     (e) and (f) The information set forth in Section 9 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase is incorporated herein by reference.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) and (b) The information set forth in Section 11 ("Contacts with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; The Merger Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) and (b) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth in Section 12 ("Purpose of the Offer; The Merger Agreement") of the Offer to Purchase is incorporated herein by reference.

     (f) and (g) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Stock Quotation; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) The information set forth in "Introduction," Section 9 ("Certain Information Concerning the Purchaser and Parent") and Section 12 ("Purpose of the Offer; The Merger Agreement") of the Offer to Purchase is incorporated herein by reference.

                                        2
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ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
        THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in "Introduction," Section 9 ("Certain Information Concerning the Purchaser and Parent"), Section 11 ("Contacts with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; The Merger Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Introduction and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     Not applicable.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) Not applicable.

     (b) and (c) The information set forth in Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Stock Quotation; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

     (e) None.

     (f) The information set forth in the Offer to Purchase, the Letter of Transmittal and the Agreement and Plan of Merger dated as of July 17, 1997, among the Purchaser, Parent and the Company, copies of which are attached hereto as Exhibits (a)(1), (a)(2) and (c), respectively, is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1) Offer to Purchase.

     (a)(2) Letter of Transmittal.

     (a)(3) Notice of Guaranteed Delivery.

     (a)(4) Letter to Brokers, Dealers, Banks, Trust Companies and Other
Nominees.

     (a)(5) Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

     (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(7) Form of Summary Advertisement dated July 23, 1997.

     (a)(8) Text of Press Release dated July 17, 1997, issued by the Company and Parent.

     (b)    None.

     (c) Agreement and Plan of Merger dated as of July 17, 1997, among the Purchaser, Parent and the Company.

     (d)    None.

     (e)    Not applicable.

     (f)    None.

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                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 23, 1997

                                          MEMO ACQUISITION CORP.

                                          By:     /s/ PAMELA F. CRAVEN

                                            ------------------------------------
                                            Name: Pamela F. Craven
                                            Title: Vice President and Secretary

                                          LUCENT TECHNOLOGIES INC.

                                          By:     /s/ PAMELA F. CRAVEN

                                            ------------------------------------
                                            Name: Pamela F. Craven
                                            Title: Vice President-Law

                                        4
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                                 EXHIBIT INDEX

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EXHIBIT                                                                                 PAGE
NUMBER                                   EXHIBIT NAME                                  NUMBER
------   ----------------------------------------------------------------------------  ------
(a)(1)   Offer to Purchase...........................................................
(a)(2)   Letter of Transmittal.......................................................
(a)(3)   Notice of Guaranteed Delivery...............................................
(a)(4)   Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.......
(a)(5)   Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and
         Other Nominees..............................................................
(a)(6)   Guidelines for Certification of Taxpayer Identification Number on Substitute
         Form W-9....................................................................
(a)(7)   Form of Summary Advertisement dated July 23, 1997...........................
(a)(8)   Text of Press Release dated July 17, 1997, issued by the Company and
         Parent......................................................................
(b)      None........................................................................
(c)      Agreement and Plan of Merger dated as of July 17, 1997, among the Purchaser,
         Parent and the Company......................................................
(d)      None........................................................................
(e)      Not applicable..............................................................
(f)      None........................................................................
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